THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

720 EAST WISCONSIN AVENUE, MILWAUKEE, WISCONSIN 53202

ADDITIONAL PURCHASE BENEFIT

This Benefit is part of the Policy to which it is attached and is subject to the Policy’s provisions, terms, conditions, limitations, and exclusions.

SECTION A. ADDITIONAL PURCHASE BENEFIT

The Company will issue additional permanent life insurance policies as described in Section D insuring the Insured, with no evidence of insurability, subject to the terms and conditions of this Benefit. The term “New Policy” means each additional policy issued under this Benefit.

The Owner of the New Policy must have an insurable interest in the life of the Insured on the date the New Policy is issued.

While this Benefit is in force, the charge for this Benefit will be deducted from the Contract Fund Value of this Policy as part of the Monthly Policy Charge. The maximum charge is shown on the Policy Schedule Pages (page 4) of this Policy.

This Benefit does not have Cash Value or Loan Value.

SECTION B. PURCHASE DATES

The Owner may elect to purchase a New Policy as of each Purchase Date. The “Purchase Date” is each Policy anniversary nearest the 22nd, 25th, 28th, 31st, 34th, 37th, and 40th birthdays of the Insured.

To make this election, the Owner must submit to the Company an application and the first premium for each New Policy:

🌑	while the Insured is living; and

🌑	not more than 60 days before, nor more than 30 days after, a Purchase Date (“Eligible Period”).

If the Owner has not otherwise purchased a New Policy during the Eligible Period, the Owner shall be deemed to have purchased a New Policy for the Maximum Amount of Each New Policy if the Insured dies during the Eligible Period.

SECTION C. ADVANCE PURCHASE

If a future Purchase Date is available, the Owner may elect to purchase a New Policy before a Purchase Date each time one of the following events occurs:

🌑	the marriage of the Insured;

🌑	the birth of a child of the Insured; or

🌑	the completion of the legal adoption of a child by the Insured.

The event must occur while this Benefit is in force. An advance purchase of a New Policy uses and, therefore, cancels the next unused Purchase Date. In the event of a multiple birth or a multiple adoption, an advance purchase may be used for each child to the extent there are sufficient Purchase Dates available, and the advanced purchases are combined into one New Policy.

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To make an advance purchase election, the Owner must submit to the Company an application and the first premium for each New Policy:

🌑	while the Insured is living; and

🌑	within 90 days of the marriage, birth or adoption.

The Company may require proof of the marriage, birth or adoption.

SECTION D. TERMS OF NEW POLICY

Plan. Each New Policy will be a permanent life insurance plan that the Company makes available for this purpose and which is being issued by the Company on the date of purchase of the New Policy. Upon request of the Owner, and subject to the limitation set forth below in the Policies Receiving the Waiver Benefit section, the New Policy will include the Waiver Benefit if that benefit is in force as part of this Policy on the date of purchase of the New Policy. Other additional benefits may be added to the New Policy only if the Insured meets the insurability requirements of the New Policy and the additional benefits. An additional benefit that is made a part of the New Policy will contain the provisions of that benefit as it is being issued by the Company on the Date of Issue of the New Policy.

Maximum Amount. The Maximum Amount of Each New Policy is shown on the Policy Schedule Pages (page 3) of this Policy.

Minimum Amount. The amount of each New Policy must be at least the Company’s minimum for policies being issued on that plan at the time of election. If the Maximum Amount of Each New Policy is below the Company’s minimum for all plans, then the New Policy will be issued as an individual Whole Life Policy, Paid-up at Age 100 plan at the Maximum Amount of Each New Policy (or, if that plan has been discontinued, the successor plan then being issued by the Company).

Policies Receiving the Waiver Benefit. If this Policy is eligible for payment of the Waiver Benefit at the time the New Policy is purchased, the New Policy will be an individual Whole Life Policy, Paid-up at Age 100 plan (or, if the plan has been discontinued, the successor plan then being issued by the Company). Premiums will be waived for the New Policy pursuant to the Waiver of Premium Benefit being offered by the Company at the time it is attached to that New Policy (except that the Company will waive any requirement in the New Policy that the disability started while the New Policy is in force).

Provisions. Except as provided in this Section, the Suicide and Incontestability provisions in each New Policy will be in effect from the Date of Issue of this Policy. The Suicide and Incontestability periods will start on the date of the change for any additional benefits or coverage that are added or increased in the New Policy that require underwriting. Each New Policy will contain any exclusion provision which is a part of this Policy.

Premiums and Charges. The premium and charges for each New Policy, including any additional benefits, will be determined as of its Date of Issue based on:

🌑	the Company’s premium rates and charges then in effect;

🌑	the plan and amount of the New Policy and any additional benefits; and

🌑	the Insured’s age on his or her birthday nearest the Policy Date of the New Policy.

If the Insured was age 15 or more on the Policy Date of this Policy, the premium and charges for the New Policy will be based on the classification of risk of this Policy. If the Insured was age 14 or less on the Policy Date of this Policy, the premium and charges for the New Policy will be based on the classification of risk of this Policy adjusted to reflect the Insured’s use of tobacco, any other type of product containing nicotine or a smoking cessation medication.

Effective Date. Each New Policy will take effect on the later of:

🌑	the date the Company receives the application; or

🌑	the date the Company receives the first premium.

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SECTION E. TERMINATION OF BENEFIT

This Benefit will terminate on the earliest of the following dates:

🌑	on the date of use of the final Purchase Date including by use of an advance purchase;

🌑	the 30th day after the Policy anniversary nearest the Insured’s 40th birthday;

🌑	the monthly processing date on or immediately following receipt at the Home Office of the Owner’s written request to terminate this Benefit;

🌑	the date this Policy is changed to the Paid-up Option; or

🌑	the date of termination of this Policy.

Secretary
THE NORTHWESTERN MUTUAL LIFE
INSURANCE COMPANY

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